UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue

Suite 300

Raleigh, NC 27612

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is described on the cover page to the Schedule TO filed on November 8, 2011.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,506.76
Form or Registration No.:	Schedule TO
Filing Party:	Piedmont Community Bank Holdings, Inc.
Date Filed:	November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 8, 2011, as amended on November 16, 2011, November 18, 2011, November 22, 2011 and December 12, 2011 (as amended, the “Schedule TO”), by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 Shares of Crescent Financial for $4.75 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent Financial and Crescent State Bank.

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.

Items 1 Through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the follows:

“The Offer, as extended, expired at 5:00 p.m., New York City time, on December 21, 2011. According to the Depositary, as of the expiration of the Offer, approximately 6,114,104 Shares had been validly tendered and not withdrawn pursuant to the Offer. In addition, 18,760 Shares were tendered pursuant to guaranteed delivery, which permit Shares for which proper notice of guaranteed delivery was provided to be delivered by the holder to the Depositary by the expiration of the guaranteed delivery period on December 27, 2011. Purchaser has accepted for purchase pursuant to the terms of the Offer all Shares that were validly tendered and not withdrawn in the Offer and payment for such shares will be made promptly in accordance with the terms of the Offer. Upon the acquisition of Shares validly tendered and not withdrawn pursuant to the Offer, Purchaser will increase its ownership of shares of Crescent Financial common stock from approximately 66% to 88%.

On December 22, 2011, Purchaser and Crescent Financial issued a joint press release announcing the results of the Offer. A copy of the press release is filed hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.

Prior to the expiration of the Offer, we determined that our purchase of Shares pursuant to the Offer would not cause the Shares to not (i) be held of record by at least 300 persons, (ii) continue to be held beneficially and of record by at least 400 persons, and (iii) satisfy the requirements under NASDAQ Rule 5450 with respect to the minimum number of Shares that are held by persons who are not an officer or director of Crescent Financial or any person that is the beneficial owner of more than 10 percent of the total Shares outstanding (any such shares are hereafter referred to as “Publicly Held Shares”), with the Publicly Held Shares maintaining the minimum market value of $5 million.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(vi)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated December 22, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Date: December 22, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(vi)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated December 22, 2011.

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